UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Pure Cycle Corporation

(Name of Issuer)

Common stock, par value 1/3 of $0.01 per share

(Title of Class of Securities)

746228303

(CUSIP Number)

PAR Capital Management, Inc. Attention: Steven M. Smith One International Place, Suite 2401 Boston, MA 02110 (617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18 , 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,982,970*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,982,970*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013,470**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes 30,500 shares of the Common Stock of Pure Cycle Corporation (the “Issuer”) purchasable by Arthur G. Epker, III under non-statutory stock options exercisable within 60 days (the “Option Shares”).
**	Includes the Option Shares. The Reporting Persons, other than Mr. Epker, disclaim beneficial ownership over the Option Shares. The percentage of shares beneficially owned as set forth in row 13 is based on, the 24,037,598 shares of common stock of the Issuer outstanding as of January 9, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended November 30, 2014, filed on January 9, 2015.

CUSIP No.

1.	Names of Reporting Persons. PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,982,970*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,982,970*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013,470**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes the Option Shares.
**	Includes the Option Shares. The Reporting Persons, other than Mr. Epker, disclaim beneficial ownership over the Option Shares. The percentage of shares beneficially owned as set forth in row 13 is based on, the 24,037,598 shares of common stock of the Issuer outstanding as of January 9, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended November 30, 2014, filed on January 9, 2015.

CUSIP No.

1.	Names of Reporting Persons. PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,982,970*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,982,970*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013,470**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%**
14.	Type of Reporting Person (See Instructions) CO

*	Excludes the Option Shares.
**	Includes the Option Shares. The Reporting Persons, other than Mr. Epker, disclaim beneficial ownership over the Option Shares. The percentage of shares beneficially owned as set forth in row 13 is based on, the 24,037,598 shares of common stock of the Issuer outstanding as of January 9, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended November 30, 2014, filed on January 9, 2015.

CUSIP No.

1.	Names of Reporting Persons. Arthur G. Epker, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,500*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 30,500*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,013,470**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 25.0%**
14.	Type of Reporting Person (See Instructions) CO

*	Consists of the Option Shares.
**	Includes 5,982,970 shares of the Issuer’s Common Stock held by PAR Investment Partners, L.P. Mr. Epker disclaims beneficial ownership over such shares. The percentage of shares beneficially owned as set forth in row 13 is based on, the 24,037,598 shares of common stock of the Issuer outstanding as of January 9, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the period ended November 30, 2014, filed on January 9, 2015.

This Amendment No. 6 to the Schedule 13D (“Amendment No. 6”) is being filed with respect to shares of Common Stock, par value 1/3rd of $0.01 per share (the “Common Stock”), of Pure Cycle Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1490 Lafayette Street, Denver, CO 80218. This Amendment No.6 amends and supplements the Schedule 13D previously filed with the Securities and Exchange Commission on September 4, 2007 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D previously filed with the Securities and Exchange Commission on September 10, 2007 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D previously filed with the Securities and Exchange Commission on February 12, 2010 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D previously filed with the Securities and Exchange Commission on October 8, 2010 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D previously filed with the Securities and Exchange Commission on January 19, 2011 (“Amendment No. 4”), and Amendment No. 5 to the Schedule 13D previously filed with the Securities and Exchange Commission on April 17, 2014 (“Amendment No. 5”, together with Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the “Schedule 13D”). The purpose of this Amendment No. 6 is to disclose the entry into that certain voting agreement between PAR Investment Partners, L.P. and Arkansas River Farms, LLC in connection with the Issuer’s execution of a purchase and sale agreement with Arkansas River Farms, LLC. Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in the Schedule 13D. Except as specifically set forth in this Amendment No. 6, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction.

Item 4 as previously filed is amended to add the following:

As reported by the Issuer on a Current Report on Form 8-K filed on March 17, 2015, on March 11, 2015 the Issuer, PCY Holdings, LLC, a Colorado limited liability company wholly owned by the Issuer, and Arkansas River Farms, LLC, a newly formed Colorado limited liability company (“Arkansas River Farms”), an affiliate of C&A Companies, Inc., a Colorado corporation, and Resource Land Holdings, LLC, a Colorado limited liability company, entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”). The Purchase and Sale Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase and Sale Agreement, the Issuer will sell approximately 14,641 acres of real property located in the Bent, Otero and Prowers Counties, Colorado, to Arkansas River Farms for approximately $53 million in cash, subject to certain adjustments (the “Farm Sale”). As part of the Farm Sale, the Issuer will convey certain rights, easements, and benefits appurtenant to the land, including all improvements, all sand and gravel, 25% of the Issuer’s mineral rights, and certain water rights, including 18,448.44 shares of stock in the Fort Lyon Canal Company, 45 shares of stock in the Lower Arkansas Water Management Association, all water taps and rights to acquire water taps associated with the land and the wells located on the land. The Purchase and Sale Agreement has been approved by the board of directors of the Issuer and is subject to shareholder approval. In connection with the transactions contemplated by the Purchase and Sale Agreement, on March 18, 2015 PIP entered into a voting agreement with Arkansas River Farms (the “Voting Agreement”) pursuant to which PIP agreed, among other things, to vote its shares of Common Stock (the “Shares”) in favor of the adoption of the Purchase and Sale Agreement. A copy of the Voting Agreement is attached to this Statement as Exhibit 99.2 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of March 23, 2015, PIP may be deemed to beneficially own 6,013,470 shares of Common Stock, representing approximately 25.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 5,982,970 shares held by PIP and the Option Shares. PIP disclaims beneficial ownership of the Option Shares.

As of March 23, 2015, PAR Group, through its control of PIP as general partner, may be deemed to beneficially own 6,013,470 shares of Common Stock, representing approximately 25.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 5,982,970 shares held by PIP and the Option Shares. PAR Group disclaims beneficial ownership of the Option Shares.

As of March 23, 2015, PCM, through is control of PAR Group as general partner, may be deemed to beneficially own 6,013,470 shares of Common Stock, representing approximately 25.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 5,982,970 shares held by PIP and the Option Shares. PCM disclaims beneficial ownership of the Option Shares.

As of March 23, 2015, Mr. Epker may be deemed to beneficially own 6,013,470 shares of Common Stock, representing approximately 25.0% (determined in accordance with Rule 13d-3 under the Act) of the Issuer’s Common Stock. This amount includes 5,982,970 shares held by PIP and the Option Shares. Mr. Epker disclaims beneficial ownership of the shares held by PIP.

(c) Information with respect to all transactions in the Common Stock beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

(a)	Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated March 23, 2015 is filed as Exhibit 99.1 hereto.

	Exhibit 99.2	Voting Agreement by and between PAR Investment Partners, L.P. and Arkansas River Farms, LLC dated March 18, 2015 is filed as Exhibit 99.2 hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAR INVESTMENT PARTNERS, L.P.
By: PAR Group, L.P., its general partner
Date: March 23, 2015	By: PAR Capital Management, Inc., its general partner

	By:	/s/ Arthur G. Epker, III
Arthur G. Epker, III
Vice President of PAR Capital Management, Inc.

PAR GROUP, L.P.
By: PAR Capital Management, Inc., its general Partner

	By:	/s/ Arthur G. Epker, III
Arthur G. Epker, III
Vice President of PAR Capital Management, Inc.

PAR CAPITAL MANAGEMENT, INC.

	By:	/s/ Arthur G. Epker, III
Arthur G. Epker, III
Vice President of PAR Capital Management, Inc.

/s/ Arthur G. Epker, III
Arthur G. Epker, III